UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      January 20, 2006

Mr. Roy G. Warren
Chief Executive Officer
Bravo! Foods International Corp.
11300 US Highway 1
North Palm Beach, Florida 33408



      Re:	Bravo! Foods International Corp
		Registration Statement on Form SB-2
      Filed December 21, 20005
		File No. 333-130535

		Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Filed March 22, 2005
		File No. 0-25039

Dear Mr. Warren:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Plan of Distribution, page 41

1. We note that the selling stockholders may engage in short sales of your common stock. Please see Corporation Finance Telephone
Interpretation A.65 in that regard.

Selling Stockholders, page 44

2. Expand the Selling Stockholders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. While we note that some of those persons have been identified in the footnotes to the table, you must ensure that all such persons are identified. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

3. Identify as underwriters all selling stockholders who are registered broker-dealers, unless such selling stockholders received the securities in compensation for investment banking services. Also, identify as underwriters all selling stockholders who are affiliates of registered broker-dealers, unless you can confirm that such selling stockholders purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

4. Please submit with your next response draft amendments to your Form
10-KSB, and subsequent interim reports on Form 10-QSB, showing all accounting and disclosure revisions that are necessary to comply with comments issued during this review.

Management`s Discussion and Analysis, page 13

Critical Accounting Policies, page 14

Revenue Recognition, page 15

5. We note your response to comments 4 and 5 in our letter dated December 1, 2005, where you have provided us with your analysis of the terms of your arrangements, using the criteria set forth in EITF
99-
10, to support your presentation of domestic sales on a gross and net
basis in 2004 and 2003, respectively; and your presentation of international sales on a net basis for both years. To ensure readers clearly understand the unique aspects of your revenue reporting, please include within your revenue recognition policy discussion a more detailed description of the factors supporting both your gross
and net revenue presentation.   In addition, please address within
your discussion the conditions under which you and your third party processors are functioning as agents for each other.

6. In your response to comment 5 in our letter dated December 1, 2005, you state that there was a mistake in the way you described how ingredients suppliers are paid, which factors into the manner by which revenue and cost of goods sold is recognized for international "kit" sales. Please revise your discussion to clarify that you are responsible for paying the ingredients supplier and remove language suggesting the dairy processors had made these payments, consistent with your response.

Financial Statements

Consolidated Balance Sheets, page F-3

7. In your response to comment 2 in our letter dated December 1, 2005, you state that you defer costs incurred for artwork, packaging design and materials for your single serve flavored milks. These costs appear to represent development costs as defined in paragraph 8b of
SFAS 2, which should ordinarily be expensed as incurred; although the costs of materials utilized in research and development may be capitalized until utilized, provided there are alternative future uses, as described in paragraph 11a of SFAS 2. Please revise your financial statements as indicated, or explain to us in further detail why you believe no revision is necessary, citing the specific accounting literature and describing any additional facts that support your position. In addition, please comply with the disclosure requirements outlined in paragraph 13 of SFAS 2.

8. In your response to comments 1 and 2 in our letter dated
December
1, 2005, you refer to the costs incurred to obtain licenses when discussing the components of the Deferred product development costs line item. Please tell us why you have not included these costs in the License rights, net line item on your balance sheets.

9. In your response to comment 1 in our letter dated December 1, 2005, you state that Prepaid expenses increased due to payments made for slotting fees and costs incurred in connection with financing. With respect to slotting fees, please disclose how you recognize the fees into income and how you characterize these fees on the income statement. In addition, please explain to us why you have classified deferred financing costs as a current asset.

10. We have read your response to comment 3 in our letter dated December 1, 2005, regarding the redemption and conversion features associated with your preferred stock, and believe that you should comply with the requirements outlined in paragraph 8 of SFAS 129, including disclosure of the redemption features for each series of preferred stock. In addition, you should revise your balance sheets to indicate that your Series B preferred shares are not redeemable, as explained in your response. Finally, we understand from your response that the Series F convertible preferred shares are redeemable at the option of the holder. Please submit the analysis that you performed, considering the guidance in FRC Section 211 and SAB Topic 3:C, in determining the shares are appropriately classified as permanent equity.

Note 1 - Organization, Businesses and Going Concern Uncertainty, page
F-9

Revenue Recognition, page F-10

11. Please expand your note disclosure to clarify that you have recognized revenue from sales in the United States on a gross basis in
2004 while in previous periods you recognized domestic sales on a net basis, consistent with your response to prior comment four. Include in your disclosure the reasons for this change in accounting.

Note 4 - Default of Note Payable to International Paper, page F-14

12. In your response to comment 6 in our letter dated December 1,
2005
you state that you have not had contact with International Paper since
2000. Although the lender has not acknowledged the outstanding amount due for a number of years, it does not appear that you have been legally released from the obligation. Therefore, it appears you would need to continue to recognize interest expense under the terms of the original promissory note in order to comply with the requirements set forth in paragraph 16 of SFAS 140.

Note 6 - Capital Deficit, page F-15

13. We note you periodically issue convertible debt, convertible preferred stock and warrants to finance your operations. We further note certain notes and warrants carry registration rights.  SFAS
133
and EITF 00-19 contain guidance regarding the classification and measurement of warrants and instruments with embedded conversion features. Please submit the analyses that you performed, considering this guidance, in determining the appropriate accounting for such instruments. If you require further clarification, you may refer to
Section II.B of Current Accounting and Disclosure Issues, located on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jenifer Gallagher at (202) 551-3706 or Karl
Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	M. Ross
      C. Moncada-Terry

Mr. Roy G. Warren
Bravo! Foods International Corp.
January 20, 2006
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